Richard L. Bready, Chairman and CEO
Edward J. Cooney, Vice President and Treasurer
(401) 751-1600

**IMMEDIATE**

## *NTK HOLDINGS REPORTS*
## *3<sup>rd</sup>-QUARTER RESULTS*

_____

PROVIDENCE, RI, November 11, 2008—**NTK Holdings, Inc.** ("**NTK Holdings**"), the parent company of **Nortek Holdings, Inc.** ("**Nortek Holdings**") and **Nortek, Inc.** ("**Nortek**"), a leading diversified global manufacturer of innovative, branded residential and commercial ventilation, HVAC and home technology convenience and security products, today announced it achieved third-quarter sales of $583 million despite the sustained adverse conditions in the U.S. housing market.

In the third quarter of 2008, **NTK Holdings** recorded an estimated non-cash goodwill impairment charge of $600 million resulting from the deterioration of the overall economic cycle impacting **NTK Holdings'** end markets which negatively impacted long-term cash flow forecasts.  The impairment charge has no impact on **NTK Holdings'** current liquidity or debt covenant measurements.

**- m o r e -**

Key financial highlights for the third quarter of 2008 included:

- Net sales of $583 million compared to the $602 million recorded in 2007.

- An operating loss of $579.7 million (including the impact of the $600 million estimated non-cash goodwill impairment charge) compared to operating earnings of $37.6 million in the third quarter of 2007.

- Adjusted operating earnings of $20.3 million for the quarter ended September 27, 2008.

- Depreciation and amortization expense of $17.1 million compared to $15.8 million in last year's third quarter.

- Acquisitions contributed approximately $1.1 million in net sales and reduced operating earnings by $0.4 million for the quarter ended September 27, 2008.

As of September 27, 2008, **NTK Holdings** had approximately $80 million in unrestricted cash, cash equivalents and marketable securities and had $35 million of borrowings outstanding under its revolving credit facility.

Key financial highlights for the nine months of 2008 included:

- Net sales of $1,770 million compared to the $1,799 million recorded in the first nine months of 2007.

- An operating loss of $509.4 million (including the impact of the $600 million estimated non-cash goodwill impairment charge) compared to operating earnings of $147.1 million in the first nine months of 2007.

- Adjusted operating earnings of $90.6 million for the nine months ended September 27, 2008.

- Depreciation and amortization expense of $53.1 million compared to $46.9 million in the first nine months of 2007.

- Acquisitions contributed approximately $20.7 million in net sales and reduced operating earnings by $3.2 million for the nine months ended September 27, 2008.

Richard L. Bready, Chairman and Chief Executive Officer, said, "**NTK Holdings'** third-quarter performance, reflects the continuing difficult business conditions in the Company's core markets.  **NTK Holdings** continues to focus on cost-reduction initiatives, manufacturing efficiency improvements and strategic sourcing actions, which, together with conservation of cash, will partially offset the effects of lower volume and higher commodity costs."

Mr. Bready added, "The liquidity crisis and the mortgage problems have driven housing starts down to a level of less than 1 million starts.  Additionally, challenged consumer confidence has adversely impacted consumer spending for home remodeling and improvement projects.  While we expect the difficult housing market will continue into 2009, **NTK Holdings** is proactively reducing its cost structure and focusing on cash generation and rationalizing its businesses. **NTK Holdings** plans to maintain its leadership position in these difficult markets while remaining poised for participation long-term in improving home improvement and residential building markets."

The Company indicated that the non-cash goodwill impairment charge is an estimate based on the Company's current long-term cash flow forecast which reflects the deterioration in the housing and financial credit markets.  **NTK Holdings** is in the process of finalizing the annual testing with its independent third-party valuation specialist.  **NTK Holdings** does not expect the non-cash goodwill impairment charge to have an adverse impact on its current cash position, cash flow from operating activities, nor to have an adverse impact on future cash expenditures.

**NTK Holdings***, the parent company of **Nortek Holdings*** and **Nortek***, is a leading diversified global manufacturer of innovative, branded residential and commercial ventilation, HVAC and home technology convenience and security products. **NTK Holdings** and **Nortek** offer a broad array of products including: range hoods, bath fans, indoor air quality systems, medicine cabinets and central vacuums, heating and air conditioning systems, and home technology offerings, including audio, video, access control, security and other products.

**As used herein, the terms “NTK Holdings,” “Nortek Holdings” or “Nortek” refers to NTK Holdings, Inc., together with its subsidiaries, unless the context indicates otherwise. These terms are used for convenience only and are not intended as a precise description of any of the separate corporations, each of which manages its own affairs.*

*This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Nortek’s current plans and expectations and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors impacting such forward-looking statements include the availability and cost of raw materials and purchased components, the level of construction and remodeling activity, changes in general economic conditions, the rate of sales growth and product liability claims. Nortek undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, please refer to the reports and filings of NTK Holdings and Nortek with the Securities and Exchange Commission.*

# # #

# NTK HOLDINGS, INC. AND SUBSIDIARIES
## UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS

| | For the third quarter ended | | For the first nine months ended | |
| --- | --- | --- | --- | --- |
| | Sept. 27, 2008 | Sept. 29, 2007 | Sept. 27, 2008 | Sept. 29, 2007 |
| | *(Dollar amounts in millions)* | | | |
| **Net Sales** | $ 582.6 | $ 602.2 | $ 1,769.9 | $ 1,799.0 |
| **Costs and Expenses:** | | | | |
| Cost of products sold (see Note C) | 434.4 | 433.0 | 1,299.3 | 1,269.7 |
| Selling, general and administrative expense, net (see Note C) | 121.2 | 125.1 | 358.2 | 363.3 |
| Goodwill impairment charge (see Note B) | 600.0 | --- | 600.0 | --- |
| Amortization of intangible assets | 6.7 | 6.5 | 21.8 | 18.9 |
| | 1,162.3 | 564.6 | 2,279.3 | 1,651.9 |
| Operating (loss) earnings | (579.7) | 37.6 | (509.4) | 147.1 |
| Interest expense | (53.4) | (46.4) | (143.8) | (137.4) |
| Loss from debt retirement | --- | --- | (9.9) | --- |
| Investment income | 0.2 | 0.6 | 0.6 | 1.5 |
| (Loss) earnings before provision for income taxes | (632.9) | (8.2) | (662.5) | 11.2 |
| Provision for income taxes | 3.7 | 0.5 | 31.6 | 11.4 |
| **Net loss** | $ (636.6) | $ (8.7) | $ (694.1) | $ (0.2) |

*The accompanying notes are an integral part of this unaudited condensed consolidated summary of operations.*

**NTK HOLDINGS, INC. AND SUBSIDIARIES**
**<u>NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS</u>**


(A)   The unaudited condensed consolidated summary of operations includes the accounts of NTK Holdings, Inc. and all of its wholly-owned subsidiaries (individually and collectively, the "Company" or "NTK Holdings"), after elimination of intercompany accounts and transactions, without audit and, in the opinion of management, reflects all adjustments of a normal recurring nature necessary for a fair statement of the interim periods presented.  It is suggested that this unaudited condensed consolidated summary of operations be read in conjunction with the consolidated financial statements and the notes included in the Company's latest quarterly report on Form 10-Q, its latest annual report on Form 10-K and its Current Reports on Form 8-K as filed with the Securities and Exchange Commission ("SEC").

(B)   During the third quarter of 2008, the Company recorded an approximate $600.0 million estimated non-cash impairment charge to reduce the carrying amount of its goodwill to the estimated fair value based upon the results of the Company's interim impairment test that was necessitated by the deterioration of the housing market and other economic factors during the third quarter of 2008 including, among others, the instability in the troubled mortgage market, rising unemployment and declining consumer confidence.  There can be no assurance that the Company will not incur additional substantial adjustments to this estimated impairment charge as a result of the completion of the Company's annual impairment test in the fourth quarter of 2008.  Due to the complexity of the analysis required to complete the Step 1 and Step 2 Tests under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") and the timing of the Company's determination of the goodwill impairment, the Company has not yet finalized its Step 1 and Step 2 Tests.  In accordance with the guidance in SFAS No. 142, the Company has completed a preliminary assessment of the expected impact of the Step 1 and Step 2 Tests using reasonable estimates of discounted cash flows and for the theoretical purchase price allocation and has recorded a preliminary estimate of the goodwill impairment losses for the third quarter and first nine months ended September 27, 2008.  The calculation of this preliminary estimate of goodwill impairment losses was approximately $340.0 million, approximately $60.0 million and approximately $200.0 million for the RVP, HTP and Residential HVAC reporting units, respectively, for the third quarter and first nine months ended September 27, 2008.  The estimated fair value of Commercial HVAC exceeded its carrying value so no further impairment analysis was required for this reporting unit.  The preliminary estimates of goodwill impairment losses will be finalized prior to the issuance of the Company's Form 10-K for the year ended December 31, 2008 as part of its annual evaluation as of the first day of its fiscal fourth quarter, which includes Step 1 and Step 2 testing.   The Company believes that the preliminary estimates of goodwill impairment losses is reasonable and represents the Company's best estimate of the goodwill impairment losses to be incurred; however, it is possible that when the year end tests are completed the Company may be required to record a material adjustment to these preliminary estimates.

(C) During the third quarter ended September 27, 2008 and September 29, 2007, the Company's results of operations include the following (income) and expense items recorded in cost of products sold and selling, general and administrative expense, net in the accompanying unaudited condensed consolidated summary of operations:

| | For the third quarter ended * | |
| --- | --- | --- |
| | Sept. 27, 2008 | Sept. 29, 2007 |
| | (Amounts in millions) | |
| Estimated loss contingency on lease guarantee | $ 6.4 | $ --- |
| Charges related to the closure of the Company's Mammoth, Inc. Chaska, MN facility within the HVAC segment | --- | 2.3 |
| Costs and expenses incurred within the RVP segment in connection with the start up of a range hood facility in Mexico (1) | 1.8 | --- |
| Loss on settlement of litigation in the RVP segment | --- | 1.9 |
| Reserve for amounts due from customers within the HTP segment | 1.5 | --- |
| Legal and other professional fees and expenses incurred in connection with matters related to certain subsidiaries based in Italy and Poland within the RVP segment | --- | 0.9 |
| Product safety upgrade reserves within the RVP and HTP segments (1) | --- | 0.8 |
| Foreign exchange losses related to transactions, including intercompany debt not indefinitely invested in the Company's subsidiaries | 0.5 | 1.4 |
| Net charges related to the closure of certain RVP segment facilities (1) | 0.4 | 0.2 |
| Charges related to the closure of the Company's NuTone, Inc. Cincinnati, OH facility within the RVP segment | --- | 0.4 |
| Fees, expenses and a reserve recorded within the HTP segment in connection with the settlement of a dispute with one of its former suppliers | 0.2 | --- |
| Reduction in social liability reserve related to one of the Company's foreign subsidiaries in the RVP segment | (1.9) | --- |
| Gain on settlement of litigation in the HVAC segment resulting from a prior bad debt write-off | (1.2) | --- |

\* Unless otherwise indicated, all items noted in the table have been recorded in selling, general and administrative expense, net in the accompanying unaudited condensed consolidated summary of operations.

(1) Recorded in cost of products sold.

3

# NTK HOLDINGS, INC. AND SUBSIDIARIES
## NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS
### (Continued)

During the first nine months ended September 27, 2008 and September 29, 2007, the Company's results of operations include the following (income) and expense items recorded in cost of products sold and selling, general and administrative expense, net in the accompanying unaudited condensed consolidated summary of operations:

| | For the first nine months ended * | |
| --- | --- | --- |
| | Sept. 27, 2008 | Sept. 29, 2007 |
| | (Amounts in millions) | |
| Estimated loss contingency on lease guarantee | $ 6.4 | $ --- |
| Fees, expenses and a reserve recorded within the HTP segment in connection with the settlement of a dispute with one of its former suppliers | 4.9 | --- |
| Costs and expenses incurred within the RVP segment in connection with the start up of a range hood facility in Mexico (1) | 3.2 | --- |
| Foreign exchange (gains) losses related to transactions, including intercompany debt not indefinitely invested in the Company's subsidiaries | (0.9) | 3.4 |
| Charges related to the closure of the Company's Mammoth, Inc. Chaska, MN facility within the HVAC segment | --- | 2.6 |
| Reserve for amounts due from customers within the HTP and HVAC segments | 1.5 | 2.3 |
| Legal and other professional fees and expenses incurred in connection with matters related to certain subsidiaries based in Italy and Poland within the RVP segment | --- | 2.2 |
| Loss on settlement of litigation in the RVP segment | --- | 1.9 |
| Charges related to the closure of the Company's NuTone, Inc. Cincinnati, OH facility within the RVP segment | --- | 1.8 |
| Product safety upgrade reserves within the RVP and HTP segments (1) | --- | 0.6 |
| Net charges related to the closure of certain RVP segment facilities (2) | 0.6 | 0.2 |
| Gain from the sale of a manufacturing facility within the RVP segment | (2.5) | --- |
| Reduction in social liability reserve related to one of the Company's foreign subsidiaries in the RVP segment | (1.9) | --- |
| Gain on settlement of litigation in the HVAC segment resulting from a prior bad debt write-off | (1.2) | --- |

* Unless otherwise indicated, all items noted in the table have been recorded in selling, general and administrative expense, net in the accompanying unaudited condensed consolidated summary of operations.

(1) Recorded in cost of products sold.

(2) For the first nine months ended September 27, 2008, approximately $0.7 million of these charges were recorded in cost of products sold, offset by a reduction in reserves in selling, general and administrative expense, net of approximately $0.1 million related to the closure of these RVP segment facilities.

(D)     The Company uses EBITDA as both an operating performance and liquidity measure.  Operating performance measure disclosures with respect to EBITDA are provided below.  Refer to Note E for liquidity measure disclosures with respect to EBITDA and a reconciliation from net cash flows from operating activities to EBITDA.

EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense.  EBITDA is not a measure of operating performance under U.S. generally accepted accounting principles ("GAAP") and should not be considered as an alternative or substitute for GAAP profitability measures such as operating earnings (loss) from continuing operations, discontinued operations, extraordinary items and net earnings (loss).  EBITDA as an operating performance measure has material limitations since it excludes, among other things, the statement of operations impact of depreciation and amortization expense, interest expense and the provision (benefit) for income taxes and therefore does not necessarily represent an accurate measure of profitability, particularly in situations where a company is highly leveraged or has a disadvantageous tax structure.  The Company uses a significant amount of capital assets and depreciation and amortization expense is a necessary element of the Company's costs and ability to generate revenue and therefore its exclusion from EBITDA is a material limitation.  The Company has a significant amount of debt and interest expense is a necessary element of the Company's costs and ability to generate revenue and therefore its exclusion from EBITDA is a material limitation.  The Company generally incurs significant U.S. federal, state and foreign income taxes each year and the provision (benefit) for income taxes is a necessary element of the Company's costs and therefore its exclusion from EBITDA is a material limitation.  As a result, EBITDA should be evaluated in conjunction with net earnings (loss) for a more complete analysis of the Company's profitability, as net earnings (loss) includes the financial statement impact of these items and is the most directly comparable GAAP operating performance measure to EBITDA.  As EBITDA is not defined by GAAP, the Company's definition of EBITDA may differ from and therefore may not be comparable to similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure.  Because of the limitations that EBITDA has as an analytical tool, investors should not consider it in isolation, or as a substitute for analysis of the Company's operating results as reported under GAAP.

Company management uses EBITDA as a supplementary non-GAAP operating performance measure to assist with its overall evaluation of Company and subsidiary operating performance (including the performance of subsidiary management) relative to outside peer group companies.  In addition, the Company uses EBITDA as an operating performance measure in financial presentations to the Company's Board of Directors, shareholders, various banks participating in Nortek's ABL Facility, note holders and Bond Rating agencies, among others, as a supplemental non-GAAP operating measure to assist them in their evaluation of the Company's performance.  The Company is also active in mergers, acquisitions and divestitures and uses EBITDA as an additional operating performance measure to assess Company, subsidiary and potential acquisition target enterprise value and to assist in the overall evaluation of Company, subsidiary and potential acquisition target performance on an internal basis and relative to peer group companies.  The Company uses EBITDA in conjunction with traditional GAAP operating performance measures as part of its overall assessment of potential valuation and relative performance and therefore does not place undue reliance on EBITDA as its only measure of operating performance.

The Company believes EBITDA is useful for both the Company and investors as it is a commonly used analytical measurement for comparing company profitability, which eliminates the effects of financing, differing valuations of fixed and intangible assets and tax structure decisions.  The Company believes that EBITDA is specifically relevant to the Company, due to the different degrees of leverage among its competitors, the impact of purchase accounting associated with acquisitions, which impacts comparability with its competitors who may or may not have recently revalued their fixed and intangible assets, and the differing tax structures and tax jurisdictions of certain of the Company's competitors.  The Company has included EBITDA as a supplemental operating performance measure, which should be evaluated by investors in conjunction with the traditional GAAP performance measures discussed earlier in this summary of operations for a complete evaluation of the Company's operating performance.

The following table presents a reconciliation from net loss, which is the most directly comparable GAAP operating performance measure, to EBITDA for the third quarter ended September 27, 2008 and September 29, 2007:

|  | **For the third quarter ended** | |
|  | **Sept. 27, 2008** | **Sept. 29, 2007** |
|  | *(Dollar amounts in millions)* | |
| Net loss (1), (2) | $ (636.6) | $ (8.7) |
| Provision for income taxes | 3.7 | 0.5 |
| Interest expense (3) | 53.4 | 46.4 |
| Investment income | (0.2) | (0.6) |
| Depreciation expense | 10.4 | 9.3 |
| Amortization expense | 6.7 | 6.5 |
| EBITDA (1), (2) | $ (562.6) | $ 53.4 |

(1) Net loss and EBITDA for the third quarter ended September 27, 2008 includes the following other income and expense items:
   - an estimated non-cash goodwill impairment charge of approximately $600.0 million,
   - a charge of approximately $6.4 million related to an estimated loss contingency on a lease guarantee,
   - a reduction in the social liability reserve related to one of the Company's foreign subsidiaries in the RVP segment of approximately $1.9 million,
   - costs and expenses incurred in connection with the start up of a range hood facility in Mexico of approximately $1.8 million within the RVP segment,
   - a charge of approximately $1.5 million related to a reserve for amounts due from customers within the HTP segment,
   - a gain on the settlement of litigation in the HVAC segment resulting from a prior bad debt write-off of approximately $1.2 million,
   - net foreign exchange losses of approximately $0.5 million related to transactions, including intercompany debt not indefinitely invested in the Company's subsidiaries,
   - approximately $0.4 million in net charges related to the closure of certain RVP segment facilities, and
   - approximately $0.2 million of fees, expenses and a reserve recorded in connection with the settlement of a dispute with one of its former suppliers within the HTP segment.

(2) Net loss and EBITDA for the third quarter ended September 29, 2007 includes the following other income and expense items:
   - a charge of approximately $2.3 million related to the planned closure of the Company's Mammoth, Inc. Chaska, Minnesota manufacturing facility within the HVAC segment,
   - a loss on settlement of litigation in the RVP segment of approximately $1.9 million,
   - net foreign exchange losses of approximately $1.4 million related to transactions, including intercompany debt not indefinitely invested in the Company's subsidiaries,
   - legal and other professional fees and expenses incurred in connection with matters related to certain subsidiaries based in Italy and Poland within the RVP segment of approximately $0.9 million,
   - a charge to warranty expense of approximately $0.8 million related to a product safety upgrade within the RVP and HTP segments,
   - a charge of approximately $0.4 million related to the closure of the Company's NuTone, Inc. Cincinnati, Ohio facility within the RVP segment, and
   - approximately $0.2 million in net charges related to the closure of certain RVP segment facilities.

(3) Interest expense for the third quarter ended September 27, 2008 includes cash interest of approximately $34.7 million and non-cash interest of approximately $18.7 million.  Interest expense for the third quarter ended September 29, 2007 includes cash interest of approximately $29.8 million and non-cash interest of approximately $16.6 million.

The following table presents a reconciliation from net loss, which is the most directly comparable GAAP operating performance measure, to EBITDA for the first nine months ended September 27, 2008 and September 29, 2007:

| | For the first nine months ended | |
| | Sept. 27, 2008 | Sept. 29, 2007 |
| | (Dollar amounts in millions) | |
| Net loss (1), (2) | $ (694.1) | $ (0.2) |
| Provision for income taxes | 31.6 | 11.4 |
| Interest expense  (3) | 143.8 | 137.4 |
| Investment income | (0.6) | (1.5) |
| Depreciation expense | 31.3 | 28.0 |
| Amortization expense | 21.8 | 18.9 |
| EBITDA (1), (2) | $ (466.2) | $ 194.0 |

(1) Net loss and EBITDA for the first nine months ended September 27, 2008 includes the following other income and expense items:
- an estimated non-cash goodwill impairment charge of approximately $600.0 million,
- a pre-tax loss from debt retirement of approximately $9.9 million, primarily as a result of writing off unamortized deferred debt expense related to Nortek's senior secured credit facility,
- a charge of approximately $6.4 million related to an estimated loss contingency on a lease guarantee,
- approximately $4.9 million of fees, expenses and a reserve recorded in connection with the settlement of a dispute with one of its former suppliers within the HTP segment,
- costs and expenses incurred in connection with the start up of a range hood facility in Mexico of approximately $3.2 million within the RVP segment,
- a gain of approximately $2.5 million from the sale of a manufacturing facility within the RVP segment,
- a reduction in the social liability reserve related to one of the Company's foreign subsidiaries in the RVP segment of approximately $1.9 million,
- a charge of approximately $1.5 million related to a reserve for amounts due from customers within the HTP segment,
- a gain on the settlement of litigation in the HVAC segment resulting from a prior bad debt write-off of approximately $1.2 million,
- net foreign exchange gains of approximately $0.9 million related to transactions, including intercompany debt not indefinitely invested in the Company's subsidiaries, and
- approximately $0.6 million in net charges related to the closure of certain RVP segment facilities.

(2) Net loss and EBITDA for the first nine months ended September 29, 2007 includes the following other income and expense items:

- net foreign exchange losses of approximately $3.4 million related to transactions, including intercompany debt not indefinitely invested in the Company's subsidiaries,
- a charge of approximately $2.6 million related to the planned closure of the Company's Mammoth, Inc. Chaska, Minnesota manufacturing facility within the HVAC segment,
- charges of approximately $2.3 million related to reserves for amounts due from customers within the HTP and HVAC segments,
- legal and other professional fees and expenses incurred in connection with matters related to certain subsidiaries based in Italy and Poland within the RVP segment of approximately $2.2 million,
- a loss on settlement of litigation in the RVP segment of approximately $1.9 million,
- a charge of approximately $1.8 million related to the closure of the Company's NuTone, Inc. Cincinnati, Ohio facility within the RVP segment,
- a charge to warranty expense of approximately $0.6 million related to a product safety upgrade within the RVP and HTP segments, and
- approximately $0.2 million in net charges related to the closure of certain RVP segment facilities.

(3) Interest expense for the first nine months ended September 27, 2008 includes cash interest of approximately $90.1 million and non-cash interest of approximately $53.7 million. Interest expense for the first nine months ended September 29, 2007 includes cash interest of approximately $87.0 million and non-cash interest of approximately $50.4 million.

(E) The Company uses EBITDA as both a liquidity and operating performance measure. Liquidity measure disclosures with respect to EBITDA are provided below. Refer to Note D for operating performance measure disclosures with respect to EBITDA and a reconciliation from net earnings (loss) to EBITDA.

EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. EBITDA is not a measure of cash flow under U.S. generally accepted accounting principles ("GAAP") and should not be considered as an alternative or substitute for GAAP cash flow measures such as cash flows from operating, investing and financing activities. EBITDA does not necessarily represent an accurate measure of cash flow performance because it excludes, among other things, capital expenditures, working capital requirements, significant debt service for principal and interest payments, income tax payments and other contractual obligations, which may have a significant adverse impact on a company's cash flow performance thereby limiting its usefulness when evaluating the Company's cash flow performance. The Company uses a significant amount of capital assets and capital expenditures are a significant component of the Company's annual cash expenditures and therefore their exclusion from EBITDA is a material limitation. The Company has significant working capital requirements during the year due to the seasonality of its business, which require significant cash expenditures and therefore its exclusion from EBITDA is a material limitation. The Company has a significant amount of debt and the Company has significant cash expenditures during the year related to principal and interest payments and therefore their exclusion from EBITDA is a material limitation. The Company generally pays significant U.S. federal, state and foreign income taxes each year and therefore its exclusion from EBITDA is a material limitation. As a result, EBITDA should be evaluated in conjunction with net cash from operating, investing and financing activities for a more complete analysis of the Company's cash flow performance, as they include the financial statement impact of these items. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA does not reflect any cash requirements for replacements. As EBITDA is not defined by GAAP, the Company's definition of EBITDA may differ from and therefore may not be comparable to similarly titled measures used by other companies thereby limiting its usefulness as a comparative measure. Because of the limitations that EBITDA has as an analytical tool, investors should not consider it in isolation, or as a substitute for analysis of the Company's cash flows as reported under GAAP.

Company management uses EBITDA as a supplementary non-GAAP liquidity measure to allow the Company to evaluate its operating units cash-generating ability to fund income tax payments, corporate overhead, capital expenditures and increases in working capital. EBITDA is also used by management to allocate resources for growth among its businesses, to identify possible impairment charges, to evaluate the Company's ability to service its debt and to raise capital for growth opportunities, including acquisitions. In addition, the Company uses EBITDA as a liquidity measure in financial presentations to the Company's Board of Directors, shareholders, various banks participating in Nortek's ABL Facility, note holders and Bond Rating agencies, among others, as a supplemental non-GAAP liquidity measure to assist them in their evaluation of the Company's cash flow performance. The Company uses EBITDA in conjunction with traditional GAAP liquidity measures as part of its overall assessment of cash flow ability and therefore does not place undue reliance on EBITDA as its only measure of cash flow performance.

The Company believes EBITDA is useful for both the Company and investors as it is a commonly used analytical measurement for assessing a company's cash flow ability to service and/or incur additional indebtedness, which eliminates the impact of certain non-cash items such as depreciation and amortization. The Company believes that EBITDA is specifically relevant to the Company due to the Company's leveraged position as well as the common use of EBITDA as a liquidity measure within the Company's industries by lenders, investors, others in the financial community and peer group companies. The Company has included EBITDA as a supplemental liquidity measure, which should be evaluated by investors in conjunction with the traditional GAAP liquidity measures discussed earlier in this summary of operations for a complete evaluation of the Company's cash flow performance.

The following table presents a reconciliation from net cash provided by operating activities, which is the most directly comparable GAAP liquidity measure, to EBITDA for the first nine months ended September 27, 2008 and September 29, 2007:

|  | **For the first nine months ended** | |
|---|---|---|
|  | **Sept. 27, 2008** | **Sept. 29, 2007** |
|  | *(Dollar amounts in millions)* | |
| Net cash provided by operating activities | $ 58.0 | $ 58.0 |
| Cash (provided by) used by working capital and other long-term asset and liability changes | (21.0) | 31.0 |
| Non-cash goodwill impairment charge | (600.0) | --- |
| Deferred federal income tax (provision) benefit | (16.8) | 9.4 |
| Gain (loss) on property and equipment | 2.5 | (1.0) |
| Loss from debt retirement | (9.9) | --- |
| Non-cash interest expense, net | (53.7) | (50.4) |
| Non-cash stock-based compensation expense | (0.1) | (0.3) |
| Provision for income taxes | 31.6 | 11.4 |
| Interest expense (3) | 143.8 | 137.4 |
| Investment income | (0.6) | (1.5) |
| EBITDA (1), (2) | $ (466.2) | $ 194.0 |

(1) EBITDA for the first nine months ended September 27, 2008 includes the following other income and expense items:
- an estimated non-cash goodwill impairment charge of approximately $600.0 million,
- a pre-tax loss from debt retirement of approximately $9.9 million, primarily as a result of writing off unamortized deferred debt expense related to Nortek's senior secured credit facility,
- a charge of approximately $6.4 million related to an estimated loss contingency on a lease guarantee,
- approximately $4.9 million of fees, expenses and a reserve recorded in connection with the settlement of a dispute with one of its former suppliers within the HTP segment,
- costs and expenses incurred in connection with the start up of a range hood facility in Mexico of approximately $3.2 million within the RVP segment,
- a gain of approximately $2.5 million from the sale of a manufacturing facility within the RVP segment,
- a reduction in the social liability reserve related to one of the Company's foreign subsidiaries in the RVP segment of approximately $1.9 million,
- a charge of approximately $1.5 million related to a reserve for amounts due from customers within the HTP segment,
- a gain on the settlement of litigation in the HVAC segment resulting from a prior bad debt write-off of approximately $1.2 million,
- net foreign exchange gains of approximately $0.9 million related to transactions, including intercompany debt not indefinitely invested in the Company's subsidiaries, and
- approximately $0.6 million in net charges related to the closure of certain RVP segment facilities.

(2) EBITDA for the first nine months ended September 29, 2007 includes the following other income and expense items:
- net foreign exchange losses of approximately $3.4 million related to transactions, including intercompany debt not indefinitely invested in the Company's subsidiaries,
- a charge of approximately $2.6 million related to the planned closure of the Company's Mammoth, Inc. Chaska, Minnesota manufacturing facility within the HVAC segment,
- charges of approximately $2.3 million related to reserves for amounts due from customers within the HTP and HVAC segments,
- legal and other professional fees and expenses incurred in connection with matters related to certain subsidiaries based in Italy and Poland within the RVP segment of approximately $2.2 million,
- a loss on settlement of litigation in the RVP segment of approximately $1.9 million,
- a charge of approximately $1.8 million related to the closure of the Company's NuTone, Inc. Cincinnati, Ohio facility within the RVP segment,
- a charge to warranty expense of approximately $0.6 million related to a product safety upgrade within the RVP and HTP segments, and
- approximately $0.2 million in net charges related to the closure of certain RVP segment facilities.

(3) Interest expense for the first nine months ended September 27, 2008 includes cash interest of approximately $90.1 million and non-cash interest of approximately $53.7 million. Interest expense for the first nine months ended September 29, 2007 includes cash interest of approximately $87.0 million and non-cash interest of approximately $50.4 million.

(F)     The Company uses adjusted operating earnings as an operating performance measure. Operating performance measure disclosures with respect to adjusted operating earnings are provided below.

Adjusted operating earnings is defined as net earnings (loss) before goodwill impairment charges, interest, losses from debt retirement and taxes. Adjusted operating earnings is not a measure of operating performance under U.S. generally accepted accounting principles ("GAAP") and should not be considered as an alternative or substitute for GAAP profitability measures such as operating earnings (loss) from continuing operations, discontinued operations, extraordinary items and net earnings (loss). Adjusted operating earnings as an operating performance measure has material limitations since it excludes, among other things, goodwill impairment charges, interest, losses from debt retirement and the provision (benefit) for income taxes and therefore does not necessarily represent an accurate measure of profitability, particularly in situations where a company is highly leveraged or has a disadvantageous tax structure. The Company, at times, will incur goodwill impairment charges relating to its operating businesses and therefore, goodwill impairment charges are a necessary element of the Company's costs and operating environment and therefore its exclusion from adjusted operating earnings is a material limitation. The Company has a significant amount of debt and therefore, interest expense and losses from debt retirement are a necessary element of the Company's costs and ability to generate revenue and therefore its exclusion from adjusted operating earnings is a material limitation. The Company generally incurs significant U.S. federal, state and foreign income taxes each year and the provision (benefit) for income taxes is a necessary element of the Company's costs and therefore its exclusion from adjusted operating earnings is a material limitation. As a result, adjusted operating earnings should be evaluated in conjunction with net earnings (loss) for a more complete analysis of the Company's profitability, as net earnings (loss) includes the financial statement impact of these items and is the most directly comparable GAAP operating performance measure to adjusted operating earnings. As adjusted operating earnings is not defined by GAAP, the Company's definition of adjusted operating earnings may differ from and therefore may not be comparable to similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because of the limitations that adjusted operating earnings has as an analytical tool, investors should not consider it in isolation, or as a substitute for analysis of the Company's operating results as reported under GAAP.

Company management uses adjusted operating earnings as a supplementary non-GAAP operating performance measure to assist with its overall evaluation of Company and subsidiary operating performance (including the performance of subsidiary management) relative to outside peer group companies. In addition, the Company uses adjusted operating earnings as an operating performance measure in financial presentations to the Company's Board of Directors, shareholders, various banks participating in Nortek's ABL Facility, note holders and Bond Rating agencies, among others, as a supplemental non-GAAP operating measure to assist them in their evaluation of the Company's performance. The Company is also active in mergers, acquisitions and divestitures and uses adjusted operating earnings as an additional operating performance measure to assess Company, subsidiary and potential acquisition target enterprise value and to assist in the overall evaluation of Company, subsidiary and potential acquisition target performance on an internal basis and relative to peer group companies. The Company uses adjusted operating earnings in conjunction with traditional GAAP operating performance measures as part of its overall assessment of potential valuation and relative performance and therefore does not place undue reliance on adjusted operating earnings as its only measure of operating performance.

The Company believes adjusted operating earnings is useful for both the Company and investors as it eliminates the effects of financing, tax structure decisions and goodwill impairment charges. The Company believes that adjusted operating earnings is specifically relevant to the Company, due to the different degrees of leverage among its competitors, the differing tax structures and tax jurisdictions of certain of the Company's competitors and varying business practices of the Company's competitors. The Company has included adjusted operating earnings as a supplemental operating performance measure, which should be evaluated by investors in conjunction with the traditional GAAP performance measures discussed earlier in this summary of operations for a complete evaluation of the Company's operating performance.

The following table presents a reconciliation from net loss, which is the most directly comparable GAAP operating performance measure, to adjusted operating earnings for the third quarter ended September 27, 2008 and September 29, 2007:

|  | For the third quarter ended | |
|---|---|---|
|  | **Sept. 27, 2008** | **Sept. 29, 2007** |
|  | *(Dollar amounts in millions)* | |
| Net loss (1), (2) | $ (636.6) | $ (8.7) |
| Provision for income taxes | 3.7 | 0.5 |
| Interest expense (3) | 53.4 | 46.4 |
| Investment income | (0.2) | (0.6) |
| Operating (loss) earnings | (579.7) | 37.6 |
| Goodwill impairment charge | 600.0 | --- |
| Adjusted operating earnings | $ 20.3 | $ 37.6 |

(1)  Net loss for the third quarter ended September 27, 2008 includes the following other income and expense items:
   - an estimated non-cash goodwill impairment charge of approximately $600.0 million,
   - a charge of approximately $6.4 million related to an estimated loss contingency on a lease guarantee,
   - a reduction in the social liability reserve related to one of the Company's foreign subsidiaries in the RVP segment of approximately $1.9 million,
   - costs and expenses incurred in connection with the start up of a range hood facility in Mexico of approximately $1.8 million within the RVP segment,
   - a charge of approximately $1.5 million related to a reserve for amounts due from customers within the HTP segment,
   - a gain on the settlement of litigation in the HVAC segment resulting from a prior bad debt write-off of approximately $1.2 million,
   - net foreign exchange losses of approximately $0.5 million related to transactions, including intercompany debt not indefinitely invested in the Company's subsidiaries,
   - approximately $0.4 million in net charges related to the closure of certain RVP segment facilities, and
   - approximately $0.2 million of fees, expenses and a reserve recorded in connection with the settlement of a dispute with one of its former suppliers within the HTP segment.

(2)  Net loss for the third quarter ended September 29, 2007 includes the following other income and expense items:
   - a charge of approximately $2.3 million related to the planned closure of the Company's Mammoth, Inc. Chaska, Minnesota manufacturing facility within the HVAC segment,
   - a loss on settlement of litigation in the RVP segment of approximately $1.9 million,
   - net foreign exchange losses of approximately $1.4 million related to transactions, including intercompany debt not indefinitely invested in the Company's subsidiaries,
   - legal and other professional fees and expenses incurred in connection with matters related to certain subsidiaries based in Italy and Poland within the RVP segment of approximately $0.9 million,
   - a charge to warranty expense of approximately $0.8 million related to a product safety upgrade within the RVP and HTP segments,
   - a charge of approximately $0.4 million related to the closure of the Company's NuTone, Inc. Cincinnati, Ohio facility within the RVP segment, and
   - approximately $0.2 million in net charges related to the closure of certain RVP segment facilities.

(3)  Interest expense for the third quarter ended September 27, 2008 includes cash interest of approximately $34.7 million and non-cash interest of approximately $18.7 million.  Interest expense for the third quarter ended September 29, 2007 includes cash interest of approximately $29.8 million and non-cash interest of approximately $16.6 million.

The following table presents a reconciliation from net loss, which is the most directly comparable GAAP operating performance measure, to adjusted operating earnings for the first nine months ended September 27, 2008 and September 29, 2007:

| | **For the first nine months ended** | |
| | **Sept. 27, 2008** | **Sept. 29, 2007** |
| | *(Dollar amounts in millions)* | |
| Net loss (1), (2) | $ (694.1) | $ (0.2) |
| Provision for income taxes | 31.6 | 11.4 |
| Interest expense (3) | 143.8 | 137.4 |
| Loss from debt retirement | 9.9 | --- |
| Investment income | (0.6) | (1.5) |
| Operating (loss) earnings | (509.4) | 147.1 |
| Goodwill impairment charge | 600.0 | --- |
| Adjusted operating earnings | $ 90.6 | $ 147.1 |

(1)  Net loss for the first nine months ended September 27, 2008 includes the following other income and expense items:
- an estimated non-cash goodwill impairment charge of approximately $600.0 million,
- a pre-tax loss from debt retirement of approximately $9.9 million, primarily as a result of writing off unamortized deferred debt expense related to Nortek's senior secured credit facility,
- a charge of approximately $6.4 million related to an estimated loss contingency on a lease guarantee,
- approximately $4.9 million of fees, expenses and a reserve recorded in connection with the settlement of a dispute with one of its former suppliers within the HTP segment,
- costs and expenses incurred in connection with the start up of a range hood facility in Mexico of approximately $3.2 million within the RVP segment,
- a gain of approximately $2.5 million from the sale of a manufacturing facility within the RVP segment,
- a reduction in the social liability reserve related to one of the Company's foreign subsidiaries in the RVP segment of approximately $1.9 million,
- a charge of approximately $1.5 million related to a reserve for amounts due from customers within the HTP segment,
- a gain on the settlement of litigation in the HVAC segment resulting from a prior bad debt write-off of approximately $1.2 million,
- net foreign exchange gains of approximately $0.9 million related to transactions, including intercompany debt not indefinitely invested in the Company's subsidiaries, and
- approximately $0.6 million in net charges related to the closure of certain RVP segment facilities.

(2)  Net loss for the first nine months ended September 29, 2007 includes the following other income and expense items:
- net foreign exchange losses of approximately $3.4 million related to transactions, including intercompany debt not indefinitely invested in the Company's subsidiaries,
- a charge of approximately $2.6 million related to the planned closure of the Company's Mammoth, Inc. Chaska, Minnesota manufacturing facility within the HVAC segment,
- charges of approximately $2.3 million related to reserves for amounts due from customers within the HTP and HVAC segments,
- legal and other professional fees and expenses incurred in connection with matters related to certain subsidiaries based in Italy and Poland within the RVP segment of approximately $2.2 million,
- a loss on settlement of litigation in the RVP segment of approximately $1.9 million,
- a charge of approximately $1.8 million related to the closure of the Company's NuTone, Inc. Cincinnati, Ohio facility within the RVP segment,
- a charge to warranty expense of approximately $0.6 million related to a product safety upgrade within the RVP and HTP segments, and
- approximately $0.2 million in net charges related to the closure of certain RVP segment facilities.

(3)  Interest expense for the first nine months ended September 27, 2008 includes cash interest of approximately $90.1 million and non-cash interest of approximately $53.7 million.  Interest expense for the first nine months ended September 29, 2007 includes cash interest of approximately $87.0 million and non-cash interest of approximately $50.4 million.